Exhibit 99.1

HANDY & HARMAN LTD.
1133 Westchester Avenue, Suite N222
White Plains, New York 10604

October 19, 2011

ModusLink Global Solutions, Inc.
1601 Trapelo Road
Waltham, Massachusetts 02451
Attn: Joseph C. Lawler, Chairman, President and CEO

Dear Mr. Lawler:

Handy & Harman Ltd., together with BNS Holding, Inc. and Steel Partners, Ltd. (collectively, the “HNH Group” or “we”), own an aggregate of 4,418,705 shares of Common Stock of ModusLink Global Solutions, Inc. (the “Company”), representing approximately 10% of the outstanding shares.  We have reviewed the Tax Benefit Preservation Plan, dated as of October 17, 2011 (the “Plan”), which prohibits stockholders from acquiring 4.99% or more of the outstanding Common Stock and prohibits stockholders, such as the HNH Group, that already own in excess of 4.99% of the outstanding Common Stock from acquiring any additional shares without Board approval.  The Plan was adopted by the Company purportedly to help preserve the value of its net operating losses (“NOLs”) and other deferred tax benefits.

As disclosed in our Schedule 13D filed with the Securities and Exchange Commission on October 14, 2011 (the “Schedule 13D”), we have been actively acquiring shares of Common Stock of the Company.  We believe the Company’s current stock price does not reflect the intrinsic value of the Company and continues to represent an attractive investment opportunity.  Accordingly, we are interested in continuing to increase our investment in the Company.  We understand the need to appropriately protect the Company’s NOLs and other deferred tax benefits and that the Company’s ability to utilize these tax benefits would be substantially limited if it were to experience an “ownership change” as defined under Section 382 of the Internal Revenue Code (“Section 382”).  We note, however, that under Section 382, an “ownership change” that could impair the Company’s use of its NOLs as a tax attribute is generally not deemed to occur unless “5-percent stockholders” increase their ownership in the Company by more than 50% during a rolling three-year period.  Accordingly, to the extent that additional shares of Common Stock may be purchased by the Company’s existing “5-percent stockholders” without triggering an “ownership change” under Section 382 (“Available Shares”), we believe the Company should have no objection granting exemptions under the Plan for the purchase of additional shares.  We call upon the Company to immediately disclose to the public the current number of Available Shares and the current “ownership change” percentage for purposes of Section 382, and thereafter to promptly disclose to the public each time there is an increase in Available Shares representing one percent (1%) of the outstanding shares.

To the extent there currently are Available Shares, we hereby request that the Board grant us an exemption, pursuant to Section 28 of the Plan, to purchase in the open market up to such number of Available Shares that would result in the HNH Group owning an aggregate of approximately 14.9% of the outstanding shares.  We recognize that there may be other “5-percent stockholders” and, if so, they may submit similar requests for exemptions to purchase additional shares under the Plan.  To the extent the aggregate number of shares for which we and any such other “5-percent stockholders” have requested exemptions exceeds the number of Available Shares, we propose that the Available Shares be allocated for purchase on a pro rata basis based on the number of shares owned by us and such other “5-percent stockholders”.  We refer the Board to the attached Schedule A for the additional information required under Section 28 of the Plan regarding the HNH Group and its affiliates and associates.  We are available to answer any reasonable and appropriate requests for additional information the Board and its advisors may have in order to assist in making their determination on the exemption requested herein.

We recognize the value of the Company’s significant NOLs and the role of similar rights agreements to protect these tax benefits.  However, to the extent the Board is unwilling to fully disclose the current number of Available Shares and current “ownership change” percentage and to promptly comply with our request, we would have to assume that the Plan was adopted as an anti-takeover measure intended to insulate the current Board from the influence of all stockholders.  If this were the case, we would be left with no choice but to take any and all action necessary to protect our investment in the Company.  As time is of the essence in this matter, we demand that the Board respond to this request promptly.

This letter should not be construed as an admission that the Board’s adoption of the Plan is legal, valid or binding.  We reserve all rights under applicable law.

Sincerely,

HANDY & HARMAN LTD.

By:	/s/ Warren Lichtenstein
Name:	Warren Lichtenstein
Title:	Chairman of the Board

cc:	Peter L. Gray
Board of Directors:
Virginia G. Breen
Jeffrey J. Fenton
Thomas H. Johnson
Francis J. Jules
Edward E. Lucente
Michael J. Mardy
Joseph M. O'Donnell

Schedule A

Pursuant to Section 28 of the Plan, the Requesting Persons provide the following information:

(i) the name and address of the Requesting Persons:

Name:	Address:

Handy & Harman Ltd. (“HNH”)	1133 Westchester Avenue, Suite N222, White Plains, New York 10604

BNS Holding, Inc. (“BNS”)	49 Stanton Avenue, Riverside, Rhode Island 02915

Steel Partners, Ltd. (“SPL”)	590 Madison Avenue, 32nd Floor, New York, New York 10022

SPH Group Holdings LLC (“SPHG Holdings”) owns approximately 55% of the outstanding shares of Common Stock of HNH and approximately 85% of the outstanding shares of Common Stock of BNS.  Steel Partners Holdings L.P.  (“Steel Holdings”) owns 99% of the membership interests of SPH Group LLC (“SPHG”).  SPHG is the sole member of SPHG Holdings.  Steel Partners LLC (“Partners LLC”) is the manager of Steel Holdings and has been delegated the sole power to vote and dispose of the securities held by SPHG Holdings.  Warren G. Lichtenstein is the manager of Partners LLC.  Mr. Lichtenstein is the Chief Executive Officer and sole director of SPL.

(ii) the number and percentage of shares of Common Stock Beneficially Owned by the Requesting Persons, together with all Affiliates and Associates of the Requesting Persons:

HNH beneficially owns 3,818,690 shares of Common Stock of ModusLink Global Solutions, Inc., constituting approximately 8.7% of the outstanding shares of Common Stock.  By virtue of the relationships discussed above, each of SPHG Holdings, Steel Holdings, SPHG, Partners LLC and Mr. Lichtenstein could be deemed to beneficially own the shares of Common Stock of ModusLink Global Solutions, Inc. owned directly by HNH.  Each of SPHG Holdings, Steel Holdings, SPHG, Partners LLC and Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock of ModusLink Global Solutions, Inc. owned directly by HNH.

BNS beneficially owns 540,015 shares of Common Stock of ModusLink Global Solutions, Inc., constituting approximately 1.2% of the outstanding shares of Common Stock.  By virtue of the relationships discussed above, each of SPHG Holdings, Steel Holdings, SPHG, Partners LLC and Mr. Lichtenstein may be deemed to beneficially own the shares of Common Stock of ModusLink Global Solutions, Inc. owned directly by BNS.

SPL beneficially owns 60,000 shares of Common Stock of ModusLink Global Solutions, Inc., constituting approximately .13% of the outstanding shares of Common Stock.  By virtue of Mr. Lichtenstein’s relationship with SPL discussed above, Mr. Lichtenstein may be deemed to beneficially own the shares of Common Stock of ModusLink Global Solutions, Inc. owned directly by SPL.

In addition, Jack Howard, a director of HNH, Chairman of BNS, and President of SPL, beneficially owns 10,000 shares of Common Stock of ModusLink Global Solutions, Inc., constituting approximately .02% of the outstanding shares of Common Stock.

Except as disclosed herein, no Affiliate or Associate of the Requesting Persons Beneficially Owns any shares of Common Stock.

(iii) a reasonably detailed description of the transaction or transactions by which the Requesting Person proposes to acquire Beneficial Ownership of Common Stock aggregating 4.99% or more of the then outstanding Common Stock and the maximum number and percentage of shares of Common Stock that the Requesting Person proposes to acquire:

The Requesting Persons propose to acquire in the open market up to 2,122,480 shares of Common Stock, representing approximately 4.84% of the shares of Common Stock outstanding.